Exhibit 99.3

Alpha Tau Announces Second Quarter 2026 Financial Results and Provides Corporate Update

- Groundbreaking interim results from the U.S. recurrent glioblastoma REGAIN trial demonstrated 100% local disease control and a 67% complete response rate, followed by FDA clearance to complete trial enrollment and to add two additional leading U.S. clinical sites -

- Strategic collaboration with Tolmar to develop and commercialize Alpha DaRT® for prostate cancer in the United States, backed by a $20 million equity investment at a 25% premium, $15 million towards expanded U.S. manufacturing capacity, and up to $161.5 million in development, regulatory and commercial milestone payments for the first indication, as well as future ongoing Alpha DaRT supply agreement at 60% of net sales, subject to certain adjustments -

- New pancreatic cancer data presented at Digestive Disease Week (DDW) 2026 and at the 2026 ASCO Annual Meeting demonstrated strong local disease control and encouraging median overall survival across chemotherapy-naive, second-line and heavily pretreated patient populations -

- Completion of patient enrollment in the U.S. pivotal recurrent cutaneous squamous cell carcinoma (cSCC) ReSTART trial, with 88 patients enrolled, the Company’s first U.S. pivotal study to reach this milestone -

- 100% objective response rate and 18.2-month median overall survival observed with Alpha DaRT in combination with pembrolizumab in locally advanced or metastatic head and neck cancer, surpassing the study’s pre-specified threshold for success -

- Numerous additional milestones anticipated over the remainder of 2026, culminating in several of the Company’s most important clinical data readouts around year-end -

- Cash, cash equivalents, short-term deposits and restricted deposits balance of $104.8 million provides runway for continued clinical advancement and commercial preparation -

JERUSALEM, August 10, 2026 - Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported second quarter 2026 financial results and provided a corporate update.

“The second quarter of 2026 was without question the busiest and most consequential period in Alpha Tau’s history, and the momentum has only continued to accelerate since,” said Alpha Tau CEO Uzi Sofer. “In the space of a few weeks we reported groundbreaking interim results in recurrent glioblastoma, completed enrollment in our first U.S. pivotal trial, presented compelling new pancreatic cancer survival data at both Digestive Disease Week and the ASCO Annual Meeting, and announced our first major U.S. commercial partnership. This Company continues to transform itself completely, from a single-asset clinical story into a broad, multi-indication platform with a partnered commercial pathway and a rapidly expanding global clinical footprint.”

“What excites me most is that the pace is still building rather than slowing,” continued Mr. Sofer. “Since the close of the quarter, we have treated the first immunocompromised recurrent cSCC patient in our ADMIRE study at Banner MD Anderson Cancer Center, treated the first glioblastoma patient ever to receive Alpha DaRT outside of the United States, as well as our first patient to receive glioblastoma treatment using two distinct injection trajectories, both at Hadassah University Medical Center, and reported a 100% objective response rate with 18.2-month median overall survival in our head and neck combination study with pembrolizumab, surpassing that study’s pre-specified threshold for success. With REGAIN now cleared to complete enrollment across additional leading U.S. centers and ReSTART fully enrolled, we have a dense sequence of milestones ahead of us that will culminate in several of the most important data readouts in our history around the end of this year.”

“We have been receiving myriad inbounds from academic and medical centers around the world, expressing interest in exploring Alpha DaRT in treating an ever broader list of cancer indications, and with that input we have identified the next key indications that will keep us busy in the coming months. In parallel, we remain focused on continually increasing our manufacturing capabilities, both in our existing facilities as well as in a new facility we aim to build for our collaboration with Tolmar.”

“Our collaboration with Tolmar validates both the technology and the scale of the commercial opportunity ahead of us, and it materially strengthens our position. With a strong balance sheet of $104.8 million to support our continued momentum, we are well-resourced to press forward across every one of our strategic priorities and we aim to translate this extraordinary period of progress into meaningful impact for patients.”

Recent Corporate Highlights:

●	In July 2026, Alpha Tau reported positive results from a clinical study evaluating Alpha DaRT in combination with pembrolizumab (Keytruda®) in elderly patients with locally advanced and metastatic head and neck squamous cell carcinoma (HNSCC), delivered in a podium presentation at the American Head and Neck Society (AHNS) 12th International Conference on Head and Neck Cancer in Boston. Among all nine evaluable patients, the combination produced a systemic objective response rate of 100%, including four complete responses and five partial responses, compared to just 19% from historical benchmarks for pembrolizumab monotherapy in this setting. Median overall survival of 18.2 months and median progression-free survival of 5.4 months compared favorably with historical benchmarks for pembrolizumab monotherapy of 12.3 months and 3.2 months, respectively. No Alpha DaRT-associated serious adverse events were observed, and the study was stopped after the recruitment of 11 patients, having surpassed its pre-specified threshold for success.

●	In July 2026, Alpha Tau announced the successful treatment of the first patient in its ADMIRE (Alpha DaRT Management for Immunocompromised patients with REcurrent cSCC) study, a clinical trial evaluating intratumoral Alpha DaRT in immunocompromised patients with recurrent cutaneous squamous cell carcinoma (cSCC), performed at Banner MD Anderson Cancer Center in Gilbert, Arizona. Immunosuppression is one of the strongest known risk factors for cSCC, and these patients are frequently excluded from clinical trials and often cannot safely receive checkpoint inhibitor immunotherapy.

●	In June 2026, Alpha Tau announced the successful treatment with Alpha DaRT of the first glioblastoma patient in Israel, and the first ever such treatment outside of the United States, performed at Hadassah University Medical Center in Jerusalem. Using the Company’s proprietary brain applicator under real-time stereotactic neuro-navigation, Alpha DaRT sources were precisely delivered to the recurrent tumor through a single, minimally invasive burr hole entry point into the brain, and the procedure was completed safely and without unexpected complications. The patient was treated under the ALL protocol, the Company’s broad-access study at Hadassah open to patients with solid tumors in any location of the body amenable to Alpha DaRT source delivery.

●	In June 2026, Alpha Tau announced that the FDA cleared the Company to proceed with enrollment of the final seven patients in its U.S. REGAIN (Recurrent Glioblastoma Alpha-DaRT Intratumoral Therapy) trial, following the FDA’s review of a pre-specified interim safety report on the first three patients treated. Two additional leading U.S. academic cancer centers were also approved to participate in the trial, expanding geographic access and clinical expertise for this indication, and the Company recommenced patient recruitment immediately. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06910306

●	In June 2026, Alpha Tau and Tolmar International Ltd. announced a strategic collaboration agreement to develop and commercialize Alpha DaRT for the treatment of prostate cancer in the United States. Under the agreement, Tolmar holds exclusive rights to commercialize Alpha DaRT in the United States for prostate cancer indications for a term expected to extend for 20 years from first commercial sale, and also holds an option to expand into bladder cancer commercialization in the U.S., exercisable upon achievement of specified clinical criteria. At closing, Tolmar made a $20 million equity investment in Alpha Tau at $11.99 per share, a 25% premium to the 30-trading day volume-weighted average price prior to signature, and paid $15 million towards the construction of a new Alpha DaRT production facility in the U.S. The agreement further provides for up to $96.5 million in development and regulatory milestone payments for the initial indication and up to $65 million in commercial milestone payments. Alpha Tau will lead clinical development and be responsible for manufacturing and supply, with product sold to Tolmar at 60% of the onward net sales price, subject to certain adjustments.

●	In June 2026, Alpha Tau announced positive overall survival and safety results from a pooled analysis of three prospective Phase I/II clinical studies evaluating Alpha DaRT in patients with pancreatic cancer, presented at the 2026 ASCO Annual Meeting. Patients treated with Alpha DaRT after first-line chemotherapy reached median overall survival of 11.2 months in metastatic disease and 11.1 months in locally advanced disease, measured from the date of trial enrollment, compared to approximately 4 to 6 months and approximately 9 months, respectively, with second-line chemotherapy based on published historical data. Treatment-associated adverse events were observed in 36% of subjects and Grade 3 or higher adverse events in 9% of subjects, with no treatment-related deaths, all Grade 3 or higher events resolved, and no chronic adverse events observed.

●	In May 2026, Alpha Tau announced groundbreaking interim results as of May 3 from the U.S. REGAIN trial of Alpha DaRT in recurrent glioblastoma (GBM), conducted at The Ohio State University Comprehensive Cancer Center. In the first three patients treated, 100% local disease control, a 67% complete response rate (two complete responses and one stable disease with a 30% tumor reduction), and a favorable safety profile were observed, with only one associated grade 3 serious adverse event that resolved with administration of steroids. As of the data cut-off date, no patients had any local or distant recurrence or any residual symptoms from the procedure.

●	In May 2026, Alpha Tau announced the completion of patient enrollment in its U.S. multicenter pivotal ReSTART trial of Alpha DaRT for the treatment of recurrent cutaneous squamous cell carcinoma (cSCC), with 88 patients enrolled, making ReSTART the Company’s first U.S. pivotal study to complete enrollment - a critical milestone on the path toward potential FDA pre-market approval (PMA). Alpha DaRT has received Breakthrough Device Designation from the FDA for this indication, and the Company submitted the first module of its modular PMA application in January 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	In May 2026, Alpha Tau treated the first patient in Italy with Alpha DaRT for locally advanced pancreatic cancer, in a feasibility and safety study conducted at the world-renowned Pancreas Institute of the University of Verona. The protocol is the first Alpha DaRT pancreatic cancer protocol worldwide to permit both endoscopic ultrasound (EUS)-guided and percutaneous delivery of Alpha DaRT sources, broadening physician access across multiple interventional specialties.

●	In May 2026, Alpha Tau presented updated pooled results from two first-in-human pancreatic cancer trials at Digestive Disease Week (DDW) 2026, with 100% local disease control observed in evaluable patients and a favorable safety profile. The oral presentation, delivered in the Pancreatic Cancer I: Diagnosis and Treatment session, marked the first time clinical results of Alpha DaRT in pancreatic cancer have been featured at a major international gastroenterology conference.

●	In April 2026, Alpha Tau announced FDA approval of an Investigational Device Exemption (IDE) supplement to expand its U.S. multicenter IMPACT pancreatic cancer pilot trial to include patients receiving gemcitabine with Abraxane® (nab-paclitaxel). The supplement also adds ten newly diagnosed patients - five with unresectable locally advanced and five with metastatic pancreatic adenocarcinoma - bringing total planned enrollment to 40 patients. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	In April 2026, Alpha Tau successfully treated the first European pancreatic cancer patient with Alpha DaRT at CHU Grenoble Alpes, under the ACAPELLA multicenter trial in France evaluating Alpha DaRT in combination with capecitabine for patients with inoperable locally advanced pancreatic ductal adenocarcinoma who have completed first-line mFOLFIRINOX chemotherapy, a population for whom no standard consolidation therapy exists.

Expected Upcoming Milestone Targets:

●	Completion of patient recruitment in IMPACT pancreatic cancer pilot study in the U.S. in Q3 2026, with initial data targeted for late 2026 or early 2027. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	Completion of patient recruitment in REGAIN recurrent GBM trial in the U.S. in the second half of 2026, with additional data expected to be released by around the end of 2026. For more information, please see here: https://clinicaltrials.gov/study/NCT06910306

●	First patient treated in U.S. locally recurrent prostate cancer pilot trial in the second half of 2026. For more information, please see here: https://clinicaltrials.gov/study/NCT07290998

●	Top-line data in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in late 2026 or early 2027. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

Financial Results for the Six Months Ended June 30, 2026

Research and Development expenses for the six months ended June 30, 2026 were $20.9 million, compared to $14.2 million for the same period in 2025, primarily due to increased employee compensation and benefits, including share-based compensation, increased clinical trial activity, and increased raw material purchases.

Marketing expenses for the six months ended June 30, 2026 were $0.6 million, compared to $0.9 million for the same period in 2025, primarily due to decreased employee compensation and benefits.

General and Administrative expenses for the six months ended June 30, 2026 were $5.7 million, compared to $3.9 million for the same period in 2025, primarily due to increased employee compensation and benefits, including share-based compensation, and higher professional fees.

Financial expenses, net, for the six months ended June 30, 2026 were $41.4 million, compared to financial income, net, of $0.3 million for the same period in 2025, primarily due to the remeasurement of warrants liability as the public trading prices of the Company’s ordinary shares and publicly traded warrants rose over the period.

For the six months ended June 30, 2026, the Company had a net loss of $68.8 million, or $0.76 per share, compared to a net loss of $18.8 million, or $0.25 per share, for the six months ended June 30, 2025.

Balance Sheet Highlights

As of June 30, 2026, the Company had cash and cash equivalents, short-term deposits and restricted deposits of $104.8 million, compared to $76.9 million at December 31, 2025.

About Alpha DaRT

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” “aim,” “goal,” “designed to,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, milestone targets, beliefs, plans, including with respect to clinical trials and planned treatments, regulatory approvals and expected responses, strategic collaborations and the anticipated benefits thereof, plans for a new manufacturing facility, the intended therapeutic benefits or outcomes of the Company’s technology, future indication expansion, the Company’s strategic priorities and its ability to execute on them, the Company’s financial position and resources, studies, patient recruitment, projections, objectives, performance, our ability to commercialize, applications with regulatory bodies or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2025	June 30, 2026 (unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,202	$22,993
Short-term deposits	60,924	77,646
Restricted deposits	3,777	4,133
Prepaid expenses and other receivables	1,395	2,059

Total current assets	78,298	106,831

LONG-TERM ASSETS:
Long-term prepaid expenses	479	525
Property and equipment, net	19,661	19,127
Operating lease right-of-use assets	7,214	7,767

Total long-term assets	27,354	27,419

Total assets	$105,652	$134,250

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2025	June 30, 2026 (unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,868	$3,165
Other payables and accrued expenses	5,508	5,151
Current maturities of operating lease liabilities	1,131	1,316

Total current liabilities	10,507	9,632

LONG-TERM LIABILITIES:
Long-term loan	6,352	6,804
Warrants liability	5,354	47,537
Operating lease liabilities	6,243	7,032
Deferred revenue	-	18,878
Deferred tax liability	97	312

Total long-term liabilities	18,046	80,563

Total liabilities	28,553	90,195

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2025 and June 30, 2026; Issued and outstanding: 88,009,737 and 92,332,873 shares as of December 31, 2025 and June 30, 2026, respectively	-	-
Additional paid-in capital	267,235	302,943
Accumulated deficit	(190,136)	(258,888)

Total shareholders’ equity	77,099	44,055

Total liabilities and shareholders’ equity	$105,652	$134,250

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2025	2026
	Unaudited
Research and development, net	$14,182	$20,882

Marketing expenses	918	552

General and administrative	3,856	5,661

Total operating loss	18,956	27,095

Financial expenses (income), net	(315)	41,439

Loss before taxes on income	18,641	68,534

Tax on income	164	218

Net loss	18,805	68,752

Net loss per share, basic and diluted	$(0.25)	$(0.76)

Weighted-average shares used in computing net loss per share, basic and diluted	75,452,040	90,330,053